09042734

SEC Mail Processing Section

NOV -3 2009

Washington, DC 110

n.a. 11/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 8/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. CYPRESS CIRCLE
(No. and Street)

WICHITA (City) KANSAS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC S. NAMEE 316-683-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALLEN, GIBBS & HOULIK, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. MAIN, SUITE 1700 (Address) WICHITA (City) KANSAS (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 11/25

OATH OR AFFIRMATION

I, **ERIC S. NAMEE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BUSADA ADVISORY SERVICES**, as of **AUGUST 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

10 - 27 - 09

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended August 31, 2009 and 2008

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 7
Supplementary Information:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule 2 – Reconciliation of the Computation of Net Capital With that of the Registrant as Filed in Part IIA of Form X-17A-5	9

AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Busada Advisory Services, Inc.

We have audited the statements of financial condition of Busada Advisory Services, Inc. as of August 31, 2009, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Busada Advisory Services, Inc. for the year ended August 31, 2008, were audited by other auditors whose report, dated October 22, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. as of August 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

October 26, 2009

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

August 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash	$ 18,659	$ 17,808
Commissions receivable	9,505	1,882
Prepaid expenses	--	18,000
Total current assets	28,164	37,691
Property and equipment:		
Office equipment and furniture	4,496	6,341
Less accumulated depreciation	(2,651)	(4,192)
	1,845	2,149
	$ 30,009	$ 39,840
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 2,108	$ 6,725
Income taxes payable	574	276
Payroll taxes payable	9,823	30
Total current liabilities	12,505	7,031
Deferred income tax	338	3,708
Stockholder's equity:		
Common stock, no par value, 500 shares authorized, 300 issued and outstanding	6,000	6,000
Retained earnings	11,166	23,101
Total stockholder's equity	17,166	29,101
	$ 30,009	$ 39,840

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF OPERATIONS

Years Ended August 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 36,929	$ 78,016
Interest	78	323
	37,007	78,339
Expenses:		
Depreciation	1,081	1,073
Other operating expenses	50,657	59,148
	51,738	60,221
(Loss) income before income taxes	(14,731)	18,118
Income tax (expense) benefit	2,796	(3,737)
Net (loss) income	$ (11,935)	$ 14,381

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended August 31, 2009 and 2008

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2007	300	$ 6,000	$ 8,720	$ 14,720
Net income			14,381	14,381
Balance at August 31, 2008	300	6,000	23,101	29,101
Net income (loss)			**(11,935)**	**(11,935)**
Balance at August 31, 2009	**300**	**$ 6,000**	**$ 11,166**	**$ 17,166**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended August 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net (loss) income	$ (11,935)	$ 14,381
Adjustments to reconcile net (loss) income to net cash flow from operating activities:		
Depreciation	1,081	1,073
Decrease in prepaid expenses	18,000	(18,000)
Increase in commissions receivable	(7,623)	240
Decrease in accrued expenses	(4,617)	(5,537)
Decrease in deferred income taxes	(3,370)	3,191
Increase in payroll taxes payable	9,793	(17,693)
Increase in income taxes payable	298	26
Gain on disposal of fixed asset	24	--
Net cash from operating activities	1,651	(22,319)
Cash flows from investing activities:		
Purchase of office equipment	(800)	(414)
Net cash from investing activities	(800)	(414)
Net change in cash	851	(22,733)
Cash, beginning of year	17,808	40,541
Cash, end of year	$ 18,659	$ 17,808

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition and Commissions Receivable – Commissions revenues are recorded on a trade date basis. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events – Subsequent events have been evaluated through October 26, 2009, which is the date the financial statements were issued.

Recent Accounting Pronouncement – In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies.* SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management has not yet completed its assessment of the impact of FIN 48 on its financial position and results of operations.

3. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the year ended August 31, 2009 and 2008 was $1,081 and $1,073, respectively.

4. INCOME TAXES

Deferred tax liabilities as of August 31, 2009 and 2008 consist of the following:

	2009	2008
Deferred tax liabilities:		
Property and equipment	$ 338	$ 395
Prepaids	--	3,313
Total deferred tax liabilities	$ 338	$ 3,708

Income tax (expense) benefit for the years ended August 31, 2009 and 2008 is as follows:

	2009	2008
Current	$ (574)	$ (546)
Deferred	3,370	(3,191)
Total	$ 2,796	$ (3,737)

5. OPERATING LEASE

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $18,000 and $14,500 for the years ended August 31, 2009 and 2008, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2009, the Company had net capital and net capital requirements of $15,147 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .848 to 1. At August 31, 2008, the Company had net capital and net capital requirements of $8,779 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.223 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2009 AND 2008

	2009	2008
Aggregate indebtedness:		
Accrued expenses and other	$ 12,843	$ 10,739
Total aggregate indebtedness	$ 12,843	$ 10,739
Net capital:		
Credit items:		
Common stock	$ 6,000	$ 6,000
Retained earnings	11,166	23,101
Total credit items	17,166	29,101
Deductions and charges:		
Furniture and equipment, at cost, less accumulated depreciation	1,845	2,149
Hair cut on securities owned	174	173
Prepaid expenses	--	18,000
Total deductions and charges	2,019	20,322
Net capital	$ 15,147	$ 8,779
Capital requirements:		
Net capital	$ 15,147	$ 8,779
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 10,147	$ 3,779
Ratio of aggregate indebtedness to net capital	.848 to 1	1.223 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2009 and 2008.

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2009 AND 2008

	2009	2008
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of August 31, 2009 and 2008	$ 12,843	$ 7,031
Deferred income taxes	--	3,708
Aggregate indebtedness as computed on Schedule 1	$ 12,843	$ 10,739
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of August 31, 2009 and 2008	$ 15,147	$ 30,487
Deferred income taxes	--	(3,708)
Prepaid expenses	--	(18,000)
Net capital as computed on Schedule 1	$ 15,147	$ 8,779

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2009 AND 2008

WITH

INDEPENDENT AUDITORS' REPORT

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2009 AND 2008

WITH

INDEPENDENT AUDITORS' REPORT